MUNIHOLDINGS FUND, INC.

FILE # 811-8081

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	MEMBER OF UNDERWRITING SYNDICATE FROM WHOM FUND PURCHASED
11/20/2003	Tobacco Settlement Fin Corp 5.5% 6/1/17	487,675,000	6,100,000	JP Morgan
12/05/2003	State of NY Muni Bond Bank 5.25% 6/19 - 2022	2,013,900,000	3,500,000	Citigroup
04/21/2004	Regents of the Univ of Calif. Hospital 5% 5/15/39	256,165,000	3,500,000	Citigroup